Contact

www.linkedin.com/in/fannyveliz (LinkedIn)
www.Avenida.tv (Blog)
www.Avenida.tv (Company)

Top Skills

Working With Actors
Feature Writing
Directing

Languages

Spanish

Certifications

Stanford Latino Entrepreneurship Initiative Education Program (SLEI-ED): Scaling Up Your Venture

Fanny Grande

Co-Founder/ CEO at Avenida Entertainment Group.
Los Angeles, California, United States

Summary

Fanny Grande (Formerly Fanny Véliz) is a Venezuelan-American award-winning filmmaker, actor, and director with more than 20 years of experience in the entertainment business. Grande, who was born in the US, grew up in Venezuela performing from a very young age. She returned to the States to attend college, she quickly realized that roles available for her and other Latinos were very limited and often portrayed negative stereotypes. So she decided to start creating her own content while in College.

Her films focus on creating content that celebrates diversity and her main goal is to transform the way Latinos are portrayed in the media.

4 years ago she co-founded Avenida Productions with her husband Nelson Grande. Avenida is a consulting and production firm that specializes in empowering independent media content creators with a focus on diversity.

Experience

Avenida Productions

7 years 3 months

CEO

July 2016 - Present (7 years 3 months)
Greater Los Angeles Area

Filmmaker coach. Helping filmmakers bring their dream projects to life at any stage. Grass roots marketing and fundraising expert. Focus is on projects that celebrate diversity.

Co Founder/ Producer

July 2016 - July 2016 (1 month)

Specialize in empowering Independent filmmakers in the development and distribution of content. Specialize in projects that celebrate diversity.

Criolla Films

23 years 9 months

Writer, Director and Producer

January 2004 - Present (19 years 9 months)

President and Owner. Develop projects for the American Latino Audience

Theater. Writer, Director and Actress

January 2000 - Present (23 years 9 months)

Credits available upon request.

Music video. Writer, Editor, Director & Producer. Artist Joel Hernandez

January 2011 - January 2012 (1 year 1 month)

Feature length film. Filmed on location in Texas and Los Angeles. Wrote, Produced and
Directed. Raised over $100,000 of financial and in-kind donations. Managed a cast and crew of over 60 people.
Film will be touring the film festival circuit starting 2013. http://www.homeboundmovie.com
Sharp Knives.; Entertainment. http://www.joelhernandez.com
Il Destino.; Nominated for an Imagen Award for best
theatrical short film in 2011. http://www.ildestinothemovie.com
No Kids. No Cry. A Baby Mama Drama.; Created 3
episodes of this web-series. Managed a crew of 30. Nominated for an Imagen award 2011
http://www.youtube.com/nokidsnocry
Shortstop. 2006: Short film.; Winner Runner-up Best short film
at South by Southwest film festival 2006. Winner Best Short Film at Senorita Cinema Houston Texas. Official
Selection at over 20 international film festivals including: Mill Valley Film Festival, Palm Spring International
Film Festival, Los Angeles Latino International film festival.
3some. 2005: Short film. Winner Best Short film at Denver Latin Film Festival and Santo Domingo International
Film Festival. Official Selection at 12 international film festivals.
Touch Up.; Promising Filmmaker Boyle Heights Latina Film Festival.

Various Companies

Actress

August 2002 - August 2022 (20 years 1 month)

Criolla Productions
President
January 2005 - January 2021 (16 years 1 month)

Produced several award winning short films. Awards include SXSW runner up best short. Imagen Award nominee. Best Short film at XicanIndie film festival. Best short film at Dominican Republic film festival. Official selection Palm Springs film festival. Official selection Los Angeles Latino International Film Festival.

La Division
Directors Representative
November 2015 - August 2016 (10 months)

Representing a select pool of Commercial Production Companies
Specializing in the US Latino Market

La Division - Powered by KONTAKTO

OMAVA
Producer for National Geographic Mundos
January 2013 - April 2013 (4 months)

Producer of TV show for Nat Geo Mundos titled "Dr. Vet L. A."
Reality TV show that follows three veterinarians in the city of Los Angeles and highlights their life and the business of pets.
This show will be shown in Latin American and the USA in the summer of 2013 for a Spanish speaking demographic.
Responsible for production, casting, scheduling, management of crew, location management, and segment development. Liaison between production company in Los Angeles and production company in Argentina.

Boyle Heights Latina Film Festival
Director
June 2006 - December 2008 (2 years 7 months)

Director. In charge of production, film selection, special events, publicity and fundraising. This festival was comprise completely of films directed by Latina Filmmakers www.bhlife.org

Casa 0101
Film Festival Director
January 2006 - January 2008 (2 years 1 month)

Boyle Heights Latina Independent Film Extravaganza: Director and Publicist. In charge of production, film selection, special
events, publicity and fundraising. This festival screens films directed by Latina Filmmakers. http://www.bhlife.org

Education

University of Colorado Denver

Bacherlor of Arts, Acting and Directing · (1998 - 2001)

the University of Colorado

B.A, Theater; Acting and Directing · (1997 - 2001)